Filed by Rogers Communications Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                               and deemed to be filed pursuant
                                                         to Rule 14a-12 of the
                                               Securities Exchange Act of 1934
                          Subject Company: Rogers Wireless Communications Inc.
                                             Commission File Number: 005-61893



THE FOLLOWING ARE PRESS RELEASES DISSEMINATED BY ROGERS COMMUNICATIONS INC. AND ROGERS WIRELESS COMMUNICATIONS INC. ON NOVEMBER 11, 2004, NOVEMBER 22, 2004 AND NOVEMBER 25, 2004.




Attention Business Editors:

Rogers Communications Proposes to Launch Exchange Offer for Publicly Held Shares of Rogers Wireless

   Offer of 1.75 Rogers Communications Shares for each Rogers Wireless Share
       Falls Above mid-point of Preliminary Independent Valuation Range

     TORONTO, Nov. 11 /CNW/ - Rogers Communications Inc. ("RCI") announced today that it is proposing to launch an exchange offer for all of the outstanding Rogers Wireless Communications Inc. ("RWCI") Class B Restricted Voting shares ("RWCI Class B shares") owned by the public with the consideration being 1.75 RCI Class B Non-Voting shares ("RCI Class B shares") for each RWCI Class B share held. RCI currently owns 100% of the RWCI Class A Multiple Voting shares and approximately 81% of the RWCI Class B shares, representing an approximate 89% equity interest and an approximate 98% voting interest in RWCI.

     Based on the November 10, 2004 closing prices of the RWCI Class B shares and the RCI Class B shares on the Toronto Stock Exchange, the proposed exchange offer for the RWCI Class B shares represents an implied price per share of C$50.23 and a premium of 16%. This implied price represents a 38% premium to the price paid to AT&T Wireless Inc. in October 2004 for their 34% interest in RWCI. The consideration being offered by RCI to RWCI shareholders under the proposed offer falls above the mid-point of the preliminary range of fair values indicated under the independent valuation described below.

     "We believe that this proposal represents an excellent opportunity for both the shareholders of Rogers Wireless and Rogers Communications," said Ted Rogers, President and Chief Executive Officer of Rogers Communications Inc. "Rogers Wireless shareholders will receive a generous premium for their shares, will benefit from the greater liquidity of the Rogers Communications shares, and will continue to own equity in a company with significant Canadian wireless assets, while all Rogers Communications' shareholders will benefit from the simplified corporate structure that will result from full ownership of its three primary operating companies assuming a successful completion of the offer."

     At the request of RCI, the Board of Directors of RWCI established an independent committee to supervise preparation of a formal independent valuation of the RWCI Class B shares in accordance with Canadian securities laws. The independent committee retained BMO Nesbitt Burns Inc. to prepare that valuation. The valuation is being prepared on an en bloc basis, with no downward adjustment for liquidity, lack of control or the effect of the exchange offer, in accordance with the relevant Ontario and Quebec securities laws and the RWCI Minority Shareholder Protection Agreement. The RWCI board of directors and RCI have been advised that the preliminary indicated fair market value of the RWCI Class B shares determined pursuant to that valuation is in the range of $46 to $54 per share. RCI has requested that the independent committee complete its supervision of the formal independent valuation and report to the Board of Directors of RWCI with its recommendation in respect of the proposed offer.

     RCI's offer is being finalized and awaits completion of the formal valuation and the final report of the independent committee.

     Completion of the proposed offer will be subject to customary conditions including the absence of any material adverse change in RWCI and the absence of material disruption in financial markets. Further details of the offer will be contained in the take-over bid circular to be mailed to shareholders in connection with the offer. Subject to receipt of necessary regulatory approvals, it is anticipated that the offer will be mailed to RWCI shareholders and that required regulatory filings in Canada and the U.S. will be made within approximately ten days.

     RCI intends to take up and pay for any and all of the publicly held shares that are tendered to the offer regardless of the actual number of shares tendered. If a sufficient number of shares are acquired under the offer, it is RCI's current intention that it would acquire the remaining publicly held RWCI shares pursuant to a subsequent going private transaction.

     The exchange offer is not being, and will not be, made in any jurisdiction where not permitted by law. RCI and RWCI urge U.S. holders of RWCI Class B shares to read the Registration Statement on Form F-10 related to the exchange offer, as well as other documents that will be filed with the SEC, as these documents will contain important information to assist shareholders in making an informed investment decision.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the U.S. except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

     In connection with the exchange offer, RCI will be filing materials on SEDAR and in the U.S. with the SEC. Investors are urged to read these materials because they will contain important information. Investors may obtain a free copy of these materials when they become available, as well as other materials filed on SEDAR and with the SEC concerning RCI at www.sedar.com and www.sec.gov.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. SEC.

     About Rogers:

     Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The company has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

Rogers Wireless Board Recommends Rogers Communications Offer and
Rogers Communications Board Gives Final Approval for Offer to Proceed

     TORONTO, Nov. 22 /PRNewswire-FirstCall/ - Rogers Wireless Communications Inc. ("RWCI") and Rogers Communications Inc. ("RCI") jointly announced today that RWCI's independent committee of directors (the "Independent Committee") has completed its review of the proposed offer by Rogers Communications Inc. ("RCI") for all of the outstanding RWCI Class B Restricted Voting shares ("RWCI shares") owned by the public (the "Offer"). The Independent Committee received the final valuation report of BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") with respect to the fair market value of the RWCI shares. BMO Nesbitt Burns has determined pursuant to its formal valuation, subject to the assumptions and qualifications set forth in that valuation, that the "en bloc" fair market value of the RWCI shares is in the range of $46 to $54 per share. This valuation range is the same as the preliminary valuation range publicly disclosed on November 11, 2004. BMO Nesbitt Burns has also delivered its fairness opinion to the Independent Committee that the consideration proposed to be offered by RCI pursuant to the Offer is fair, from a financial point of view, to the shareholders of RWCI other than RCI and its affiliates (the "minority shareholders").

     The Offer by RCI is being made for all of the outstanding RWCI shares owned by minority shareholders for a consideration of 1.75 RCI Class B Non-Voting shares ("RCI Non-Voting shares") for each RWCI share. RCI currently owns 100% of the RWCI Multiple Voting shares and approximately 81% of the RWCI shares, representing an approximate 89% equity interest and an approximate 98% voting interest in RWCI.

     After considering all of the relevant factors, which included the valuation and fairness opinion of BMO Nesbitt Burns, the Independent Committee concluded at a meeting today that the price and terms of the proposed Offer are fair and reasonable to minority shareholders of RWCI. The Independent Committee recommended that the Board of Directors of RWCI recommend that holders of RWCI shares tender such shares to the proposed Offer.

     The Board of Directors of RWCI met following the meeting of the Independent Committee to receive the report and recommendation of the Independent Committee. At that meeting, BMO Nesbitt Burns reviewed its valuation and fairness opinion with the Board. Based on that report and presentation, the Board of Directors of RWCI concluded that the terms of the Offer are fair and reasonable to minority shareholders and recommended that minority shareholders tender their RWCI shares to the Offer. The RWCI Board also approved the form of the Directors' Circular that will be mailed to shareholders together with the RCI Offer. The Directors' Circular will contain the BMO Nesbitt Burns valuation and fairness opinion and more detailed information with respect to the recommendation made by the Board of Directors including the factors considered by the Board in making its recommendation. The foregoing resolutions were unanimously approved by the directors of RWCI with the directors who are also directors or officers of RCI or their respective associates disclosing their interest in that capacity in the Offer and not voting on the resolutions.

     Subsequent to the meetings referred to above, the Executive Committee of the Board of Directors of RCI met and received a report from the RWCI Board with respect to the approvals and recommendations given by the RWCI Board. Based on that report, the RCI Executive Committee gave final approval to the terms of the Offer and approved the mailing of the Offer and take-over bid circular to shareholders.

     RCI intends to take-up and pay for any and all of the RWCI shares that are tendered to the Offer regardless of the actual number of shares tendered. If a sufficient number of shares are acquired under the Offer, it is RCI's current intention that it would acquire the remaining publicly held RWCI shares pursuant to a subsequent going private transaction.

     Completion of the Offer is subject to customary conditions including the absence of any material adverse change in respect of RWCI and the absence of material disruption in financial markets. Further details of the Offer and the

BMO Nesbitt Burns valuation and fairness opinion will be contained in the take- over bid circular to be mailed by RCI to RWCI shareholders in connection with the Offer. It is anticipated that the RCI Offer and the RWCI Directors' Circular will be mailed to RWCI shareholders, and that required regulatory filings in Canada and the U.S. will be made, this week.

     The Offer is not being, and will not be, made in any jurisdiction where not permitted by law. RCI and RWCI urge U.S. holders of RWCI shares to read the Registration Statement on Form F-10 related to the Offer, as well as other documents that will be filed with the SEC, as these documents will contain important information to assist shareholders in making an informed investment decision.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the U.S. except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

     In connection with the Offer, RCI and RWCI will be filing materials on SEDAR and in the U.S. with the SEC. Investors are urged to read these materials because they will contain important information. Investors may obtain a free copy of these materials when they become available, as well as other materials filed on SEDAR and with the SEC concerning RCI and RWCI at www.sedar.com and www.sec.gov.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. SEC.

     About the Companies:

     Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) is Canada's leading provider of wireless services and operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard wireless communications technology. Giving effect to the recent acquisition of Microcell Telecommunications, Rogers Wireless has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's largest wireless provider and the only provider operating on the GSM/GPRS world standard technology platform, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

Rogers Communications Mails Exchange Offer to Public Shareholders of Rogers Wireless

TORONTO - PRNewswire-FirstCall - Nov. 25

TORONTO, Nov. 25 /PRNewswire-FirstCall/ -- Rogers Communications Inc. ("RCI") and Rogers Wireless Communications Inc. ("RWCI") jointly announced today that RCI has mailed to minority shareholders of RWCI its previously announced offer to purchase all of the outstanding RWCI Restricted Voting shares owned by the public ("the Offer"). RCI is offering 1.75 RCI Class B Non-Voting Shares for each RWCI Restricted Voting share. The Offer expires at midnight (local time) on December 30, 2004.

RWCI's Directors' Circular was mailed to shareholders together with RCI's Offer. The Board of Directors of RWCI has concluded that the Offer is fair and reasonable to minority shareholders of RWCI and has recommended that shareholders tender their shares to the Offer. Completion of the Offer is subject to customary conditions, including, the absence of any adverse material change in respect of RWCI and the absence of material disruption in financial markets.

The Offer is not being, and will not be, made in any jurisdiction where not permitted by law. RCI and RWCI urge U.S. holders of RWCI Restricted Voting shares to read the solicitation/recommendation statement on schedule 14D-9, the Tender Offer Statement on Schedule TO and the Registration Statement on Form F-10 related to the Offer, as well as the other documents that have been filed with the Securities and Exchange Commission ("SEC"), as these documents contain important information to assist shareholders in making an informed investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be, any sale of securities in any jurisdiction in which the Offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the U.S. except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

RCI and RWCI have filed the Offer to purchase and Directors' Circular and related documents on SEDAR and in the United States with the SEC. Investors are urged to read these materials because they contain important information. Investors may obtain a free copy of these materials on SEDAR and with the SEC concerning RCI and RWCI at http://www.sedar.com/ and http://www.sec.gov/.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the SEC.

About the Companies:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's largest wireless provider and the only provider operating on the GSM/GPRS world standard technology platform, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) is Canada's leading provider of wireless services and operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard wireless communications technology. Giving effect to the recent acquisition of Microcell Telecommunications, Rogers Wireless has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.